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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2 )*


                                 MASSBANK CORP.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    576152102
                                 (CUSIP Number)


                                  July 31, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]  Rule 13d-1(b)
         [_]  Rule 13d-1(c)
         [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 pages

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CUSIP No. 576152102                     13G                    Page 2 of 6 Pages



1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

                  HEARTLAND ADVISORS, INC.

                  #39-1078128

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                              (a) [_]
                                              (b) [_]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  WISCONSIN, U.S.A.

--------------------------------------------------------------------------------
           NUMBER OF                5.  SOLE VOTING POWER
     SHARES BENEFICIALLY
           OWNED BY                     1,200
             EACH
          REPORTING                 6.  SHARED VOTING POWER
            PERSON
             WITH                       None

                                    7.  SOLE DISPOSITIVE POWER

                                        168,650

                                    8.  SHARED DISPOSITIVE POWER

                                        None
--------------------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         168,650

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  ______


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         3.5%

12.  TYPE OF REPORTING PERSON

                  IA

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CUSIP No. 576152102                   13G                      Page 3 of 6 Pages



1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

                  WILLIAM J. NASGOVITZ             ###-##-####


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                              (a)  [_]
                                              (b)  [_]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

--------------------------------------------------------------------------------
           NUMBER OF                5.  SOLE VOTING POWER
     SHARES BENEFICIALLY
           OWNED BY                     167,450
            EACH
          REPORTING                 6.  SHARED VOTING POWER
            PERSON
            WITH                        None

                                    7.  SOLE DISPOSITIVE POWER

                                        None

                                    8.  SHARED DISPOSITIVE POWER

                                        None
--------------------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         167,450

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  ______


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         3.5%

12.  TYPE OF REPORTING PERSON

                  IN

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CUSIP NUMBER  576152102                           Page 4 of 6 Pages

Item 1.
      (a) Name of Issuer:    MASSBANK Corp.
          --------------


      (b) Address of Issuer's Principal Executive Offices:
          -----------------------------------------------
              123 Haven Street
              Reading, MA 01867

Item 2.
      (a) Name of Person Filing:
          ---------------------
          (1) Heartland Advisors, Inc.
          (2) William J. Nasgovitz

      (b) Address of Principal Business Office:
          ------------------------------------
              (1)   789 North Water Street
                    Milwaukee, WI  53202

              (2)   789 North Water Street
                    Milwaukee, WI  53202

      (c) Citizenship:  Heartland Advisors is a Wisconsin corporation.
          -----------
                        William J. Nasgovitz - U.S.A

      (d) Title of Class of Securities: Common Stock
          ----------------------------

      (e)  CUSIP Number: 576152102
           ------------

Item 3. The persons filing this Schedule 13G are Heartland Advisors, Inc., an investment adviser registered with the SEC, and William J. Nasgovitz, President and principal shareholder of Heartland Advisors, Inc. Mr. Nasgovitz joins in this filing pursuant to SEC staff positions authorizing certain individuals in similar situations to join in a filing with a controlled entity eligible to file on Schedule 13G. The reporting persons do not admit that they constitute a group.

Item 4. Ownership.
        ---------

        For information on ownership, voting and dispositive power with respect to the above listed shares, see Items 5-9 of the Cover Page.

Item 5. Ownership of Five Percent or Less of a Class.
        --------------------------------------------

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[ X]

Item 6. Ownership of more than Five Percent on Behalf of Another Person.
        ----------------------------------------------------------------

        Not Applicable.


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                                                               Page 5 of 6 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the
        ----------------------------------------------------------------------
Security Being Reported on By the Parent Holding Company.
---------------------------------------------------------

        Not Applicable.

Item 8. Identification and Classification of Members of the Group.
        ---------------------------------------------------------

        Not Applicable.

Item 9. Notice of Dissolution of Group.
        ------------------------------

        Not Applicable.

Item 10. Certification.
         -------------

        By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 9, 2002

WILLIAM J. NASGOVITZ                    HEARTLAND ADVISORS, INC.

By: /s/  PAUL T. BESTE                  By: /s/ PAUL T. BESTE
----------------------                          -------------
    Paul T. Beste                               Paul T. Beste
    As Attorney in Fact for                     Chief Operating Officer
    William J. Nasgovitz

EXHIBIT INDEX

         Exhibit 1       Joint Filing Agreement

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EXHIBIT 1



                             Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of MASSBANK Corp. at July 31, 2002.



WILLIAM J. NASGOVITZ

By: /s/ PAUL T. BESTE
        -------------
        Paul T. Beste
As Attorney in Fact for William J. Nasgovitz




HEARTLAND ADVISORS, INC.


By: /s/ PAUL T. BESTE
        -------------
        Paul T. Beste
        Chief Operating Officer